UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
Commission File Number: No. 000-53122

SGOCO TECHNOLOGY, LTD
Formally known as Hambrecht Asia Acquisition Corp.

SGOCO Technology Park Loushan, Jinjiang City Fujian, China 362200
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On May 18, 2010, SGOCO Technology, Ltd. (the “Company” or “SGOCO”) announced its unaudited financial results and business developments for the first quarter of 2010 ended March 31, 2010.  A copy of the press release making the announcement is attached as Exhibit 99.1.

On April 18, our board members appointed by unanimous written resolutions Mr. Zhongsheng Lv to serve as the Treasurer and Ms. Xiaoling Xu to serve as the Corporate Secretary of the Company until their successors are duly elected and qualified.

Following the election of Ms. Xiaoling Xu to the office of Corporate Secretary and Mr. Zhongsheng Lv to the office of Treasurer, the complete list of officers of the Company appointed to serve until their successors are duly elected and qualified are as follows:

Name	Title

Burnette Or	President and Chief Executive Officer
Xiaoling Xu	Corporate Secretary
Zhongsheng Lv	Treasurer

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Technology, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer

Date: May 18, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Employment Agreement by and between SGOCO and Burnette Or, effective as of April 1, 2010
4.2	Amended and Restated Employment Agreement by and between SGOCO and Robert Lu, effective as of April 1, 2010
99.1	Press release, dated May 18, 2010